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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             URANIUM RESOURCES, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    916901309
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                                 (CUSIP Number)

                                Thomas H. Ehrlich
                             Uranium Resources, Inc.
                         650 S. EDMONDS LANE, SUITE 108
                             LEWISVILLE, TEXAS 75067
                                 (972) 219-3330
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 21, 2000
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 916901309                  13D/A                    Page 2 of 4 pages
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Central Bank and Trust Co., Trustee for the John C. Mull IRA,
         51-4323459
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                   7    SOLE VOTING POWER

NUMBER OF               2,250,000 Shares

SHARES
                  -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER

OWNED BY                 0

EACH              -------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
REPORTING
                        2,250,000 Shares
PERSON            -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
WITH
                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     2,250,000 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


    9.9 %

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14   TYPE OF REPORTING PERSON


     IN
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


CUSIP NO. 916901309                  13D/A                    Page 3 of 4 pages

Item 1    Security and Issuer

          This statement on Schedule 13D (the "Amendment"), filed with respect to events that occurred on August 21, 2000, relates to shares of Common Stock, par value $0.001 per share, of Uranium Resources, Inc., a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 12750 Merit Drive, Suite 720, Dallas, Texas 75251.

Item 2    Identity and Background

          This Statement is filed by Central Bank and Trust Co., Trustee of the John C. Mull IRA. Central Bank and Trust Co. is located in 101 W. Avenue A, Hutchinson, KS 67504-11366. The amendment is filed to correct the identity of the filer as set forth in the previous 13D/A (file number 005-40754).

          During the five years prior to the date hereof, Central Bank and Trust Co. (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3    Source and Amount of Funds or Other Consideration

          On August 21, 2000, the John C. Mull IRA purchased 1,000,000 shares of Common Stock and warrants to purchase 750,000 shares of Common Stock for an aggregate purchase price of $100,000 which was paid with personal funds of the IRA.

          The John C. Mull IRA acquired an additional 500,000 shares of Common Stock of the Issuer in a separate transaction.

Item 4    Purpose of the Transaction

          The acquisition and disposition of the Common Stock of the Issuer, reported herein, has been a part of the general investment activities of the John C. Mull IRA without any intent to influence or control the Issuer.

Item 5    Interest in Securities of the Issuer

          (a) & (b) As of August 21, 2000, the Issuer had a total of 22,740,360 shares of Common Stock issued and outstanding.

          Pursuant to Rule 13d-3, the Reporting Person may be deemed to beneficially own an aggregate of 2,250,000 Shares. Pursuant to Rule 13d-3 (d)
(1) (i), such 2,250,000 Shares constitute an aggregate of approximately 9.9% of the outstanding Common Stock.

          (c) the John C. Mull IRA has not made any sales in the over-the-counter market during the past 60 days.

          (d)  Inapplicable

          (e)  Inapplicable

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.


          The John C. Mull IRA does not have any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or

CUSIP NO. 916901309                  13D/A                    Page 4 of 4 pages

others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7    Material to be Filed as Exhibits

          None.


                                   SIGNATURES


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated:     May 31, 2001





            Central Bank and Trust Co., Trustee for John C. Mull IRA



                              By: /s/ Richard Chambers
                                  ---------------------------------------------
                                  Name:  Richard Chambers
                                  Title: Senior V.P. and Trust Officer